# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THUMZUP MEDIA Corp, CIK 0001853825
CUSIP: 88604J103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10557 JEFFERSON BLVD, 10557 JEFFERSON BLVD, LOS ANGELES, California (CA), 90232
Date of event which requires filing of this statement: 10/03/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001096906-24-002066
Filed by CIK 0002043511

## Reporting persons
- Hampton Growth Resources LLC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 1,097,044; shared voting power 0; sole dispositive power 1,097,044; shared dispositive power 0; aggregate amount beneficially owned 1,097,044 (6.6% of the class)

## Item 1. Issuer
Name of issuer: THUMZUP MEDIA Corp
Address of issuer's principal executive offices: 10557 JEFFERSON BLVD, 10557 JEFFERSON BLVD, LOS ANGELES, CALIFORNIA, 90232.

## Item 2. Person Filing
Name of person filing: Hampton Growth Resources, LLC.
Address of principal business office or, if none, residence:
1688 Meridian Avenue, Suite 700
Miami Beach, FL 33139
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,097,044
Percent of class: 6.56%
Sole power to vote or to direct the vote:
1,097,044
* Shares held by Hampton Growth Resources LLC which is controlled/owned by Andrew Haag.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
1,097,044
* Shares held by Hampton Growth Resources LLC which is controlled/owned by Andrew Haag.
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hampton Growth Resources LLC: /s/ Andrew Haag, Hampton Growth Resources, LLC (10/02/2025)